

April 4, 2012

Via E-mail
Mario Chamorro Carrizo
Chief Executive Officer
Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

> **Re: Corpbanca**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 001-32305**

Dear Mr. Carrizo:

We have reviewed your response dated March 9, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010
Item 4. Information on the Company, page 21
B. Business Overview, page 25
Traditional and Private Banking, page 28

1. Please refer to our prior comment one in our letter dated February 14, 2012. We note your response and additional proposed disclosures. We did not note the disclosures required by paragraph 14 of IFRS 7 that you state in your response are on page F-54. Please revise your audited financial statements to disclose the carrying amount of financial assets pledged as collateral for these bonds as well as the terms and conditions relating to that pledge, in addition to the disclosures proposed in your response.

Loan portfolio, page 54

2. Please refer to our prior comment two in our letter dated February 14, 2012. We note from your response that you renegotiate consumer loans. As requested in our first bullet to our previous comment two, please provide the following information for your consumer restructurings:

- Disclose the balance of renegotiated loans at the end of the reporting period.
- Disclose the types of concessions made for your consumer loans.
- Provide a roll forward of these types of loans, similar to that provided for your commercial normalization portfolio.
- Provide disclosure of the balance of consumer loans you have renegotiated by type of concession.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director